UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:    June 8, 2012

Sumitomo Mitsui Financial Group, Inc.

Correction to the Earnings Release for the Fiscal Year ended March 31, 2012

<Under Japanese GAAP>

TOKYO, June 8, 2012 — Sumitomo Mitsui Financial Group, Inc. announced today the following corrections to its “Consolidated Financial Results for the Fiscal Year ended March 31, 2012” and “Supplementary Information (Financial Results Fiscal Year 3/2012)” disclosed on May 15, 2012.

I. Consolidated Financial Results for the Fiscal Year ended March 31, 2012

    1. Consolidated Financial Results (for the fiscal year ended March 31, 2012)

      (2) Financial Position

         Capital Ratio

	Before correction	After correction
March 31, 2012 March 31, 2011	(Preliminary) 16.94% 16.63	(Preliminary) 16.93% 16.63

    I. Operating and Financial Review

        2. Consolidated Financial Position as of March 31, 2012

          (4) Capital Ratio (preliminary)

              (Before correction)

                Capital ratio was 16.94% on a consolidated basis.

              (After correction)

                Capital ratio was 16.93% on a consolidated basis.

II. Supplementary Information (Financial Results Fiscal Year 3/2012)

    9. BIS Capital Ratio

      (Before correction)

Consolidated		(Billions of yen, %)
		Mar.31, 2012 (a)		Mar.31, 2011 (b)
		[Preliminary]	(a) – (b)
(1)	Capital ratio	16.94	0.31	16.63
	Tier I ratio	12.29	(0.18)	12.47
(2)	Tier I	6,274.4	(49.6)	6,324.0
(3)	Tier II	2,771.1	234.1	2,537.0
(4)	Subtraction items	397.5	(30.6)	428.1
(5)	Total capital (2) + (3) - (4)	8,648.0	215.1	8,432.9
(6)	Risk-adjusted assets	51,043.2	349.5	50,693.7
(7)	Required capital (6) X 8%	4,083.5	28.0	4,055.5

SMBC consolidated
Capital ratio (BIS Guidelines)		19.64	0.48	19.16

SMBC Non-consolidated
Capital ratio (BIS Guidelines)		21.92	0.47	21.45

(After correction)
Consolidated		(Billions of yen, %)
		Mar.31, 2012 (a)		Mar.31, 2011 (b)
		[Preliminary]	(a) – (b)
(1)	Capital ratio	16.93	0.30	16.63
	Tier I ratio	12.28	(0.19)	12.47
(2)	Tier I	6,272.3	(51.7)	6,324.0
(3)	Tier II	2,771.1	234.1	2,537.0
(4)	Subtraction items	399.6	(28.5)	428.1
(5)	Total capital (2) + (3) - (4)	8,643.8	210.9	8,432.9
(6)	Risk-adjusted assets	51,043.2	349.5	50,693.7
(7)	Required capital (6) X 8%	4,083.5	28.0	4,055.5

SMBC consolidated
Capital ratio (BIS Guidelines)		19.63	0.47	19.16

SMBC Non-consolidated
Capital ratio (BIS Guidelines)		21.91	0.46	21.45

    21. Deferred Tax Assets

     (1) Deferred Tax Assets on the Balance Sheet

      (Before correction)

Consolidated			(Billions of yen, %)
			Mar.31, 2012			Mar.31, 2011
				Change from Mar. 31, 2011
(e)	Net deferred tax assets	23	350.2	(274.0)		624.2
(f)	Tier I capital	24	6,274.4	(49.6)		6,324.0
	Net deferred tax assets / Tier I capital (e/f)	25	5.6%	(4.3	) %	9.9%

(After correction)
Consolidated						(Billions of yen, %)
			Mar.31, 2012			Mar.31, 2011
				Change from Mar. 31, 2011
(e)	Net deferred tax assets	23	350.2	(274.0)		624.2
(f)	Tier I capital	24	6,273.3	(51.7)		6,324.0
	Net deferred tax assets / Tier I capital (e/f)	25	5.6%	(4.3	) %	9.9%